File No. 812-14626

As filed with the Securities and Exchange Commission on September 5, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) AND RULE 17d-1

AMG Pantheon Master Fund, LLC, AMG Pantheon Subsidiary Fund, LLC, Pantheon Ventures (US) LP, Pantheon Ventures (UK) LLP, Pantheon Asia Fund VI, L.P., Pantheon Emerging Asia Fund VI, L.P., Pantheon Emerging Markets Fund (Ex-Asia), L.P., Pantheon Global Infrastructure Fund II, L.P., Pantheon Global Secondary Fund IV, L.P., Pantheon Global Secondary Fund V, L.P., Pantheon USA Fund VIII, L.P., Pantheon USA Fund IX, L.P., Pantheon USA Small Funds Program IX, L.P., Pantheon Global Co-Investment Opportunities Fund II, L.P., Pantheon Global Co-Investment Opportunities Fund III, L.P., Pantheon Access (US), L.P., Pantheon Access (ERISA), L.P., Pantheon Multi-Strategy Program 2014 (US), L.P., Pantheon Multi-Strategy Program 2014 (ERISA), L.P., BVK Private Equity 2011, L.P., BVK Private Equity 2014, L.P., Industriens Vintage Infrastructure, L.P., Industriens Vintage Infrastructure II, L.P., Pantheon Global Secondary Fund IV OPERS, L.P., Pantheon Global GT Fund, L.P., Pantheon Global HO Fund, L.P., Pantheon Global Secondary Fund IV KSA, L.P., Pantheon Global Real Assets GT Fund, L.P., Pantheon Global Real Assets HO Fund, L.P., Global Infrastructure 2015-K, L.P., Pantheon Global Infrastructure Fund II NPS, L.P., Pantheon Global Infrastructure Fund III NPS, L.P., Psagot-Pantheon 1, L.P., Sacramento County Employees’ Retirement System Secondary Infrastructure and Real Assets Fund, LLC, KFH Strategic Private Investments, L.P., KGT Strategic Private Investments, L.P., Pantheon Real Assets Opportunities Fund, L.P., Pantheon/VA NRP, LP, Pantheon Global Infrastructure EUR Investments Unit Trust, Pantheon Global Infrastructure USD Investments Unit Trust, Pantheon Global Infrastructure Investments Fund (Cayman) LP, PGIF III Co-mingled Fund, L.P., VA – Pantheon Infrastructure II, LP, Pantheon G Infrastructure Opportunities LP, Amalienborg Vintage Infrastructure K/S, Global Infrastructure 2015-K Holdings, L.P., Pantheon Global Co-Investment Opportunities Fund, L.P., Pantheon Global Co-Investment Opportunities Fund II (Sidecar), L.P., Pantheon Global Secondary Holdings, L.P., Pantheon Global Secondary Holdings II, L.P., Pantheon GT Holdings, L.P., Pantheon HO Holdings, L.P., SCERS SIRF (Holdings), LLC, Pantheon Multi-Strategy Primary Program 2014, L.P., Pantheon Multi-Strategy Secondary Program 2014, L.P., Pantheon Multi-Strategy Co-Investment Program 2014, L.P., Pantheon Access Primary Program, L.P., Pantheon Access Secondary Program, L.P., Pantheon Access Co-Investment Program, L.P., Pantheon Strategic Investments A, L.P., Pantheon G

Infrastructure Holdings LP, BVK Private Equity 2018, L.P., Lincoln Brook Opportunities Fund, L.P., Pantheon Global Infrastructure Fund II (Luxembourg) SCSP, Pantheon Access (Luxembourg) SLP SICAV SIF, Pantheon Multi-Strategy Program 2014 (Luxembourg) SLP SICAV SIF, PGCO IV Co-Mingled Fund SCSP, ASGA Global Infrastructure L.P., CPEG-Pantheon Infrastructure L.P., Solutio Premium Private Equity VI Master SCSP, Solutio Premium Private Equity VII Master SCSP, Solutio Premium Private Debt I SCSP and Pantheon Global Secondary Fund VI SCSP

Please direct all communications regarding this Application to:

Mark Duggan

AMG Funds LLC

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

With copies to:

Gregory C. Davis

Nathan D. Somogie

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

This Application (including Exhibits) contains 44 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

AMG Pantheon Master Fund, LLC, AMG Pantheon Subsidiary Fund, LLC, Pantheon Ventures (US) LP, Pantheon Ventures (UK) LLP, Pantheon Asia Fund VI, L.P., Pantheon Emerging Asia Fund VI, L.P., Pantheon Emerging Markets Fund (Ex-Asia), L.P., Pantheon Global Infrastructure Fund II, L.P., Pantheon Global Secondary Fund IV, L.P., Pantheon Global Secondary Fund V, L.P., Pantheon USA Fund VIII, L.P., Pantheon USA Fund IX, L.P., Pantheon USA Small Funds Program IX, L.P., Pantheon Global Co-Investment Opportunities Fund II, L.P., Pantheon Global Co-Investment Opportunities Fund III, L.P., Pantheon Access (US), L.P., Pantheon Access (ERISA), L.P., Pantheon Multi-Strategy Program 2014 (US), L.P., Pantheon Multi-Strategy Program 2014 (ERISA), L.P., BVK Private Equity 2011, L.P., BVK Private Equity 2014, L.P., Industriens Vintage Infrastructure, L.P., Industriens Vintage Infrastructure II, L.P., Pantheon Global Secondary Fund IV OPERS, L.P., Pantheon Global GT Fund, L.P., Pantheon Global HO Fund, L.P., Pantheon Global Secondary Fund IV KSA, L.P., Pantheon Global Real Assets GT Fund, L.P., Pantheon Global Real Assets HO Fund, L.P., Global Infrastructure 2015-K, L.P., Pantheon Global Infrastructure Fund II NPS, L.P., Pantheon Global Infrastructure Fund III NPS, L.P., Psagot-Pantheon 1, L.P., Sacramento County Employees’ Retirement System Secondary Infrastructure and Real Assets Fund, LLC, KFH Strategic Private Investments, L.P., KGT Strategic Private Investments, L.P., Pantheon Real Assets Opportunities Fund, L.P., Pantheon/VA NRP, LP, Pantheon Global Infrastructure

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) AND RULE 17d-1

EUR Investments Unit Trust, Pantheon Global Infrastructure USD Investments Unit Trust, Pantheon Global Infrastructure Investments Fund (Cayman) LP, PGIF III Co-mingled Fund, L.P., VA – Pantheon Infrastructure II, LP, Pantheon G Infrastructure Opportunities LP, Amalienborg Vintage Infrastructure K/S, Global Infrastructure 2015-K Holdings, L.P., Pantheon Global Co-Investment Opportunities Fund, L.P., Pantheon Global Co-Investment Opportunities Fund II (Sidecar), L.P., Pantheon Global Secondary Holdings, L.P., Pantheon Global Secondary Holdings II, L.P., Pantheon GT Holdings, L.P., Pantheon HO Holdings, L.P., SCERS SIRF (Holdings), LLC, Pantheon Multi-Strategy Primary Program 2014, L.P., Pantheon Multi-Strategy Secondary Program 2014, L.P., Pantheon Multi-Strategy Co-Investment Program 2014, L.P., Pantheon Access Primary Program, L.P., Pantheon Access Secondary Program, L.P., Pantheon Access Co-Investment Program, L.P., Pantheon Strategic Investments A, L.P., Pantheon G Infrastructure Holdings LP, BVK Private Equity 2018, L.P., Lincoln Brook Opportunities Fund, L.P., Pantheon Global Infrastructure Fund II (Luxembourg) SCSP, Pantheon Access (Luxembourg) SLP SICAV SIF, Pantheon Multi-Strategy Program 2014 (Luxembourg) SLP SICAV SIF, PGCO IV Co-Mingled Fund SCSP, ASGA Global Infrastructure L.P., CPEG-Pantheon Infrastructure L.P., Solutio Premium Private Equity VI Master SCSP, Solutio Premium Private Equity VII Master SCSP, Solutio Premium Private Debt I SCSP and Pantheon Global Secondary Fund VI SCSP

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

Investment Company Act of 1940

File No. 812-14626

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder,1 authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act:

•	AMG Pantheon Master Fund, LLC (the “Fund” or the “Existing Registered Fund”) and AMG Pantheon Subsidiary Fund, LLC (the “Wholly-Owned Subsidiary”).

•	Pantheon Ventures (US) LP and Pantheon Ventures (UK) LLP (individually or collectively, “Pantheon”).

•

Pantheon Asia Fund VI, L.P., Pantheon Emerging Asia Fund VI, L.P., Pantheon Emerging Markets Fund (Ex-Asia), L.P., Pantheon Global Infrastructure Fund II, L.P., Pantheon Global Secondary Fund IV, L.P., Pantheon Global Secondary Fund V, L.P., Pantheon USA Fund VIII, L.P., Pantheon USA Fund IX, L.P., Pantheon USA Small Funds Program IX, L.P., Pantheon Global Co-Investment Opportunities Fund II, L.P., Pantheon Global Co-Investment Opportunities Fund III, L.P., Pantheon Access (US), L.P., Pantheon Access (ERISA), L.P., Pantheon Multi-Strategy Program 2014 (US), L.P., Pantheon Multi-Strategy Program 2014 (ERISA), L.P., BVK Private Equity 2011, L.P., BVK Private Equity 2014, L.P., Industriens Vintage Infrastructure, L.P., Industriens Vintage Infrastructure II, L.P., Pantheon Global Secondary Fund IV OPERS, L.P., Pantheon Global GT Fund, L.P., Pantheon Global HO Fund, L.P., Pantheon Global Secondary Fund IV KSA, L.P., Pantheon Global Real Assets GT Fund, L.P., Pantheon Global Real Assets HO Fund, L.P., Global Infrastructure 2015-K, L.P., Pantheon Global Infrastructure Fund II NPS, L.P., Pantheon Global Infrastructure Fund III NPS, L.P., Psagot-Pantheon 1, L.P., Sacramento County Employees’ Retirement System Secondary Infrastructure and Real Assets Fund, LLC, KFH Strategic Private Investments, L.P., KGT Strategic Private Investments, L.P., Pantheon Real Assets Opportunities Fund, L.P., Pantheon/VA NRP, LP, Pantheon Global Infrastructure EUR Investments Unit Trust, Pantheon Global Infrastructure USD Investments Unit Trust, Pantheon Global Infrastructure Investments Fund (Cayman) LP, PGIF III Co-mingled Fund, L.P., VA – Pantheon Infrastructure II, LP, Pantheon G Infrastructure Opportunities LP, Amalienborg Vintage Infrastructure K/S, Global Infrastructure 2015-K Holdings, L.P., Pantheon Global Co-Investment Opportunities Fund, L.P., Pantheon Global Co-Investment Opportunities Fund II (Sidecar), L.P., Pantheon Global Secondary Holdings, L.P., Pantheon Global Secondary Holdings II, L.P., Pantheon GT Holdings, L.P., Pantheon HO Holdings, L.P., SCERS SIRF (Holdings), LLC, Pantheon Multi-Strategy Primary Program 2014, L.P., Pantheon Multi-Strategy Secondary Program 2014, L.P., Pantheon Multi-Strategy Co-Investment Program 2014, L.P., Pantheon Access Primary Program, L.P., Pantheon Access Secondary Program, L.P., Pantheon Access Co-Investment Program, L.P., Pantheon Strategic Investments A, L.P., Pantheon G Infrastructure Holdings LP, BVK Private Equity 2018, L.P., Lincoln Brook Opportunities

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

Fund, L.P., Pantheon Global Infrastructure Fund II (Luxembourg) SCSP, Pantheon Access (Luxembourg) SLP SICAV SIF, Pantheon Multi-Strategy Program 2014 (Luxembourg) SLP SICAV SIF, PGCO IV Co-Mingled Fund SCSP, ASGA Global Infrastructure L.P., CPEG-Pantheon Infrastructure L.P., Solutio Premium Private Equity VI Master SCSP, Solutio Premium Private Equity VII Master SCSP, Solutio Premium Private Debt I SCSP and Pantheon Global Secondary Fund VI SCSP (the “Existing Unregistered Funds,” and together with the Existing Registered Fund, the Wholly-Owned Subsidiary and Pantheon, the “Applicants”).

The relief requested in this third amended and restated application (the “Application”) would allow a Registered Fund,2 on the one hand, and one or more other Registered Funds and/or one or more Unregistered Funds3 (collectively referred to as “Co-Investment Affiliates”), on the other hand, to (A) participate in the same investment opportunities through a proposed co-investment program in circumstances where such participation would otherwise be prohibited under Section 17 of the 1940 Act and (B) make additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges and other rights to purchase securities of the issuers (“Follow-On Investments”). For purposes of this Application, a “Co-Investment Transaction” means any transaction in which a Registered Fund (or its Wholly-Owned Investment Subsidiary, as defined below) participated with one or more Co-Investment Affiliates in reliance on the Order, and a “Potential Co-Investment Transaction” means any investment opportunity in which a Registered Fund (or its Wholly-Owned Investment Subsidiary) may not participate with one or more Co-Investment Affiliates without obtaining and relying on the Order.

The Existing Registered Fund has formed, and a Registered Fund may, from time to time, form one or more Wholly-Owned Investment Subsidiaries. A “Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by a Registered Fund (with such Registered Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Registered Fund; (iii) with respect to which the board of directors or trustees (the “Board”)4 of such Registered Fund has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. The Wholly-Owned Subsidiary is a Wholly-Owned Investment Subsidiary, and any subsidiary of a Registered Fund that participates in a Co-Investment Transaction will be a Wholly-Owned Investment Subsidiary.

[2]

“Registered Fund” means the Existing Registered Fund and any Future Registered Fund. “Future Registered Fund” means any closed-end management investment company (a) that is registered under the 1940 Act, (b) whose investment adviser is an Investment Adviser (as defined below), and (c) that intends to participate in Co-Investment Transactions (as defined below). “Investment Adviser” means (a) Pantheon and (b) any future investment adviser that controls, is controlled by or is under common control with Pantheon and is registered as an investment adviser or is an exempt reporting adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

[3]

“Unregistered Funds” means (a) the Existing Unregistered Funds and (b) any future entity (i) whose investment adviser is an Investment Adviser, (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (iii) that intends to participate in Co-Investment Transactions.

[4]	The “Board” as is used in this Application means the board of directors of the Existing Registered Fund as well as the board of directors or trustees of any Future Registered Fund.

All existing entities that currently intend to rely on the requested Order have been named as Applicants, and any entity that subsequently relies on the Order will comply with the terms and conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.5

I.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Existing Registered Fund

The Fund is a Delaware limited liability company registered under the 1940 Act as a closed-end, non-diversified management investment company. The Fund was organized under the laws of the State of Delaware on May 16, 2014. Securities offered by the Fund are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Regulation D under the Securities Act.

The Fund’s investment objective is to seek long-term capital appreciation. The Fund expects to pursue its investment objective by investing primarily in private equity investments, including primary and secondary investments in private equity, infrastructure, and other private asset funds and co-investments in portfolio companies, although the allocation among those types of investments may vary from time to time. In addition, to maintain liquidity and to fund private asset fund capital calls, the Fund will invest in exchange-traded funds (“ETFs”) designed to track equity indexes and, to a lesser extent, in cash and short-term securities. The Fund may also use derivative instruments, primarily equity options and swaps, for hedging purposes.

The Fund maintains a four-member Board of which three members are not “interested persons” of the Fund within the meaning of Section 2(a)(19) of the 1940 Act. No Independent Director6 of any Registered Fund will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Registered Funds), including any interest in any company whose securities would be acquired in a Co-Investment Transaction.

The Fund is the sole member of the Wholly-Owned Subsidiary, a limited liability company organized under the laws of the State of Delaware on December 5, 2018. The Wholly-Owned Subsidiary would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund holds, beneficially and of record, 100% of the voting and economic interests in the Wholly-Owned Subsidiary. The sole business purpose of the Wholly-Owned Subsidiary is to hold one or more investments on behalf of the Fund. The Board has the sole authority to make all determinations with respect to the Wholly-Owned Subsidiary’s participation under the conditions of this Application.

[5]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000); Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000); SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
[6]	The “Independent Directors” means the members of a Board who are not “interested persons” of a Registered Fund within the meaning of Section 2(a)(19) of the 1940 Act.

B.	The Existing Unregistered Funds

Either Pantheon Ventures (US) LP or Pantheon Ventures (UK) LLP currently serves as investment adviser to or in respect of each of the Existing Unregistered Funds. Each of the Existing Unregistered Funds is not registered or required to be registered as an investment company in reliance on Section 3(c)(1) or 3(c)(7) of the 1940 Act. Securities offerings by the Existing Unregistered Funds qualify for an exemption from registration under the Securities Act, pursuant to Regulation D under the Securities Act.

C.	Pantheon

Pantheon Ventures (US) LP is a limited partnership organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Advisers Act. Affiliated Managers Group, Inc. (“AMG”), a publicly-traded company, indirectly owns a majority of the interests of Pantheon Ventures (US) LP through AMG New York Holdings Corp. Pantheon Ventures (US) LP serves as the investment adviser to the Existing Registered Fund pursuant to an investment advisory agreement and as the investment adviser in respect of many of the Existing Unregistered Funds.

Pantheon Ventures (UK) LLP is a limited liability partnership organized under the laws of England and Wales and is an exempt reporting adviser under the Advisers Act. AMG indirectly owns a majority of the interests of Pantheon Ventures (UK) LLP through AMG New York Holdings Corp. Pantheon Ventures (UK) LLP serves as the investment adviser in respect of many of the Existing Unregistered Funds.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment by the Registered Funds and the Co-Investment Affiliates

Similar to the precedents referenced in Section II.E of this Application, the Registered Funds and the Co-Investment Affiliates seek relief to participate in Co-Investment Transactions where such participation would otherwise be prohibited by Section 17(d) of the 1940 Act.

1. Mechanics of Co-Investment

Certain investments an Investment Adviser recommends to one or more of the Registered Funds may also be appropriate investments for the Co-Investment Affiliates. Such a recommendation may result in a Registered Fund and the Co-Investment Affiliates participating in a Potential Co-Investment Transaction.

Each of the Unregistered Funds has or will have investment objectives and strategies that are similar to or overlap with the Objectives and Strategies7 of the Registered Funds. To the extent there is an investment opportunity that falls within the Objectives and Strategies of a Registered Fund and the investment objectives and strategies of one or more of the Co-Investment Affiliates, such Registered Fund and such Co-Investment Affiliates may participate in Potential Co-Investment Transactions with each other. The Registered Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[7]

“Objectives and Strategies” means the investment objectives and strategies of the Registered Funds, as described in the Registered Funds’ registration statements on Form N-2, other filings the Registered Funds have made with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended, and the Registered Funds’ reports to shareholders.

Upon issuance of the requested Order, in such cases, investment opportunities that are presented to a Registered Fund are expected to be referred to the Co-Investment Affiliates, and vice versa, and such investment opportunities may result in a Co-Investment Transaction. For each such referral, the Investment Adviser will consider only the Objectives and Strategies, investment restrictions, regulatory and tax requirements, Available Capital (as defined below) and other pertinent factors applicable to the Registered Fund. Each Investment Adviser, as applicable, undertakes to perform these duties consistently for each Registered Fund, as applicable, regardless of which of them serves as investment advisers to these entities.

The amount of each Registered Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Registered Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Unregistered Fund’s Available Capital will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Unregistered Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

The Applicants anticipate that the Registered Funds and the Co-Investment Affiliates may co-invest in transactions that may be deemed to be Potential Co-Investment Transactions. Each Potential Co-Investment Transaction would be allocated between a Registered Fund and the Co-Investment Affiliates participating in the Potential Co-Investment Transaction. Each Potential Co-Investment Transaction and the proposed allocation of such Potential Co-Investment Transaction to an Existing Registered Fund would be approved prior to the actual investment by the Required Majority.8

All subsequent activity (i.e., to sell, exchange, or otherwise dispose of an investment or to complete a Follow-On Investment) in respect of an investment acquired in a Co-Investment Transaction will also be made in accordance with the terms and conditions set forth in this Application. Engaging in a Co-Investment Transaction requires that the terms, conditions, price, class of securities, settlement date and registration rights applicable to a Registered Fund’s investment be the same as those applicable to the Co-Investment Affiliates’ investments.

With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Registered Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Co-Investment Affiliate and a Registered Fund in such disposition or Follow-On Investment is proportionate to each of its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be;

[8]

“Required Majority” has the meaning provided in Section 57(o) of the 1940 Act. The Board members of a Registered Fund that make up the Required Majority will be determined as if the Registered Fund was a business development company subject to Section 57(o).

and (ii) the Board has approved such Registered Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of such Registered Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Eligible Directors.9 The Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Similar to the order obtained by Partners Group (USA) Inc. and its affiliates described in Section II.E of this Application, each Investment Adviser either is registered as an investment adviser with the Commission or, in the case of Pantheon Ventures (UK) LLP, is an exempt reporting adviser.10 All of the Applicants’ investment activities are conducted within a global, centralized investment committee and allocation process, which is overseen by a unified global compliance program that has complete transparency into the activities of all of the Investment Advisers from within the U.S., regardless of their regulatory status under the Advisers Act. Furthermore, the global processes and compliance program would ensure that the Commission has complete transparency into the co-investment program and the Investment Advisers participating in the co-investment program through the Commission’s access to Pantheon Ventures (US) LP.

2. Reasons for Co-Investing

It is expected that participation in Potential Co-Investment Transactions by any of the Registered Funds and the Co-Investment Affiliates may increase favorable investment opportunities for the Registered Funds and the Co-Investment Affiliates. A Potential Co-Investment Transaction will be effected for a Registered Fund only if it is approved by the Required Majority on the basis stated in condition 2. In view of the foregoing, in cases where an Investment Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of a Co-Investment Affiliate as an investing partner of a Registered Fund may alleviate some of that necessity in certain circumstances.

Pantheon and the Board of the Existing Registered Fund believe that it would be advantageous for the Registered Funds to participate in Potential Co-Investment Transactions with the Co-Investment Affiliates and that such investments would be consistent with the Objectives and Strategies, investment policies and restrictions, regulatory and tax requirements, Available Capital and other pertinent factors applicable to the Existing Registered Fund. Pantheon also believes that participation in Potential Co-Investment Transactions by the Registered Funds and the Co-Investment Affiliates may afford the Registered Funds the ability to achieve greater diversification.

[9]	The term “Eligible Directors” means the directors who are eligible to vote under Section 57(o).
[10]	Any future Investment Advisers that currently are not named as Applicants will be registered investment advisers or exempt reporting advisers.

B.	Applicable Law

Section 17(d) of the 1940 Act generally makes it unlawful for any affiliated person (within the meaning of Section 2(a)(3) of the 1940 Act) or principal underwriter for a registered investment company, or affiliated person of such a person or underwriter, acting as principal, to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant, unless, pursuant to Rule 17d-1 under the 1940 Act, an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by a registered investment company or its controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Section 2(a)(3) of the 1940 Act defines an “affiliated person” of another person as: (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the rebuttable presumption that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

In the event that the Co-Investment Affiliates and the Investment Advisers could be deemed to be participants in a joint enterprise or other joint arrangement within the meaning of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder with respect to any of the transactions described in this Application, the Applicants request the Order solely to the extent necessary to permit such joint transactions.

C.	Need For Relief

Co-Investment Transactions would be prohibited by Section 17(d) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Registered Funds are considered first-tier affiliates or second-tier affiliates of the Co-Investment Affiliates under Section 2(a)(3) of the 1940 Act. An Investment Adviser serves as the investment adviser to each of the Registered Funds and the Unregistered Funds. Pantheon, to the extent it is the investment adviser of the Registered Funds, is an affiliated person of the Registered Funds within the meaning of Section 2(a)(3)(E) of the 1940 Act. The Investment Advisers also could be deemed to be affiliated persons of the Registered Funds and/or Unregistered Funds under Section 2(a)(3)(C) to the extent the Investment Advisers are deemed to control the Registered Funds and/or Unregistered Funds. Accordingly, the Registered Funds and the Unregistered Funds could be affiliated persons of one another under Section 2(a)(3)(C) of the Act to the extent they are deemed to be under the common control of the Investment Advisers (or the common control of a person or group of persons who control the Investment Advisers and, therefore, indirectly control the Registered Funds and the Unregistered Funds). Assuming that the Registered Funds and the Unregistered Funds are first-tier or second-tier affiliated persons of one another, the Commission could take the position that the Co-Investment Transactions are prohibited transactions under Section 17(d) and Rule 17d-1.

D.	Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission, pursuant to Section 17(d) of 1940 Act and Rule 17d-1 thereunder, permitting the Co-Investment Affiliates and the Registered Funds to participate in Potential Co-Investment Transactions.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in the past several years.11 Although various precedents involve somewhat different allocation formulae, approval procedures and presumptions for co-investment transactions to protect the interests of public investors in the applicants than those described in this Application, the Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Altegris KKR Commitments Master Fund and its affiliates, for which an order was granted on October 17, 2016, and OFS Capital Corporation and its affiliates, for which an order was granted on October 12, 2016.12

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act. Rule 17d-1(a) under the 1940 Act permits an otherwise prohibited person, acting as

[11]

Partners Group (USA) Inc., et al. (File No. 812-14193-01), Rel. No. IC-32667 (June 1, 2017) (notice), Rel. No. IC-32726 (July 6, 2017) (order); Altegris KKR Commitments Master Fund, et al. (File No. 812-14410), Rel. No. IC-32265 (Sept. 19, 2016) (notice), Rel. No. IC-32319 (Oct. 17, 2016) (order); OFS Capital Corporation, et al. (File No. 812-14602), Rel. No. IC-32259 (Sept. 13, 2016) (notice), Rel. No. IC-32312 (Oct. 12, 2016) (order).

[12]	See note 11, supra.

principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a registered investment company or a company controlled by such registered investment company is a participant if an application regarding the joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Rule 17d-1(b) under the 1940 Act states that, in passing upon applications under such rule, the Commission shall consider whether the participation by the investment company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that, other than pro rata Follow-On Investments under condition 8, the Required Majority will approve each Potential Co-Investment Transaction before investment, in addition to the other protective conditions set forth in this Application, will ensure that the Registered Funds will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that the Investment Advisers or the principals of the Investment Advisers would not be able to favor a Co-Investment Affiliate over a Registered Fund through the allocation of investment opportunities between them. Because many attractive investment opportunities for a Registered Fund will also be attractive investment opportunities for the Co-Investment Affiliates, the Applicants submit that the ability to engage in Potential Co-Investment Transactions presents an attractive alternative to instituting an equitable protocol for the allocation of 100% of individual investment opportunities to either a Registered Fund or the Co-Investment Affiliates as opportunities arise. The Applicants submit that a Registered Fund’s participation in the Potential Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act.

If the Investment Adviser, the principal owners of the Investment Adviser (“Principals”), or any person controlling, controlled by, or under common control with the Investment Adviser or the Principals, and the Co-Investment Affiliates (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Registered Fund (the “Shares”), then the Holders will vote such Shares as required under condition 14.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Transactions, because the ability of the Investment Adviser or the Principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. The Independent Directors shall evaluate and approve the independent third party required by the condition, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

With respect to each Wholly-Owned Investment Subsidiary, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Co-Investment Affiliate because it would be a company controlled by its parent Registered Fund for purposes of Rule 17d-1 under the 1940 Act. Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Registered Fund and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Registered Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Registered Fund’s investments and, therefore, no conflicts of interest could arise between the Registered Fund and the Wholly-Owned Investment Subsidiary. The Board of such Registered Fund would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Registered Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Registered Fund’s place. If the Registered Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Registered Fund’s Board will also be informed of, and take into consideration, the relative participation of the Registered Fund and the Wholly-Owned Investment Subsidiary.

G.	Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following conditions:

1.

Each time an Investment Adviser considers a Potential Co-Investment Transaction for an Unregistered Fund or another Registered Fund that falls within a Registered Fund’s then-current Objectives and Strategies, the Investment Adviser to the Registered Fund will make an independent determination of the appropriateness of the investment for such Registered Fund in light of the Registered Fund’s then-current circumstances.

2.

(a)

If the Investment Adviser to a Registered Fund deems the Registered Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Registered Fund, it will then determine an appropriate level of investment for the Registered Fund.

(b)

If the aggregate amount recommended by the applicable Investment Adviser to be invested by the applicable Registered Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Registered Funds and Unregistered Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Investment Adviser will provide the Eligible Directors of each participating Registered Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Registered Fund’s investments for compliance with these allocation procedures.

(c)

After making the determinations required in conditions 1 and 2(a), the applicable Investment Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each participating Registered Fund and Unregistered Fund, to the Eligible Directors of each participating Registered Fund for their consideration. A Registered Fund will co-invest with one or more other Registered Funds and/or one or more Unregistered Funds only if, prior to the Registered Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)

the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Registered Fund and its shareholders and do not involve overreaching in respect of the Registered Fund or its shareholders on the part of any person concerned;

(ii)	the Potential Co-Investment Transaction is consistent with:

(A)	the interests of the shareholders of the Registered Fund; and

(B)	the Registered Fund’s then-current Objectives and Strategies;

(iii)

the investment by any other Registered Funds or Unregistered Funds would not disadvantage the Registered Fund, and participation by the Registered Fund would not be on a basis different from or less advantageous than that of other Registered Funds or Unregistered Funds; provided, that if any other Registered Fund or Unregistered Fund, but not the Registered Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)	the Eligible Directors will have the right to ratify the selection of such director or board observer or participant, if any;

(B)

the applicable Investment Adviser agrees to, and does, provide periodic reports to the Registered Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)

any fees or other compensation that any Unregistered Fund or any Registered Fund or any affiliated person of any Unregistered Fund or any Registered Fund receives in connection with the right of an Unregistered Fund or a Registered Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Unregistered Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Registered Funds in accordance with the amount of each party’s investment; and

(iv)

the proposed investment by the Registered Fund will not benefit the Investment Advisers, the Unregistered Funds or the other Registered Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.	Each Registered Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.

The applicable Investment Adviser will present to the Board of each Registered Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Registered Funds or Unregistered Funds during the preceding quarter that fell within the Registered Fund’s then-current Objectives and Strategies that were not made available to the Registered Fund, and an explanation of why the investment opportunities were not offered to the Registered Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Registered Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.

Except for Follow-On Investments made in accordance with condition 8,[13] a Registered Fund will not invest in reliance on the Order in any issuer in which another Registered Fund, Unregistered Fund, or any affiliated person of another Registered Fund or Unregistered Fund is an existing investor.

6.

A Registered Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Registered Fund and Unregistered Fund. The grant to an Unregistered Fund or another Registered Fund, but not the Registered Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.

(a)

If any Unregistered Fund or any Registered Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Investment Adviser will:

[13]	This exception applies only to Follow-On Investments by a Registered Fund in issuers in which that Registered Fund already holds investments.

(i)	notify each Registered Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)	formulate a recommendation as to participation by each Registered Fund in the disposition.

(b)

Each Registered Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Unregistered Funds and Registered Funds.

(c)

A Registered Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Registered Fund and each Unregistered Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Registered Fund has approved as being in the best interests of the Registered Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Registered Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Investment Adviser will provide its written recommendation as to the Registered Fund’s participation to the Eligible Directors, and the Registered Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Registered Fund’s best interests.

(d)	Each Unregistered Fund and each Registered Fund will bear its own expenses in connection with any such disposition.

8.

(a)

If any Unregistered Fund or any Registered Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Investment Adviser will:

(i)	notify each Registered Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Registered Fund.

(b)

A Registered Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Registered Fund and each Unregistered Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Registered Fund has approved as being in the best interests of the Registered Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Investment Adviser will provide its written recommendation as to the Registered Fund’s participation to the Eligible Directors, and the Registered Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Registered Fund’s best interests.

(c)	If, with respect to any Follow-On Investment:

(i)	the amount of the opportunity is not based on the Registered Funds’ and the Unregistered Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)

the aggregate amount recommended by the applicable Investment Adviser to be invested by the applicable Registered Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Registered Funds and Unregistered Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then amount invested by each such party will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)

The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.

The Independent Directors of each Registered Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Registered Funds or Unregistered Funds that the Registered Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Registered Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Registered Fund of participating in new and existing Co-Investment Transactions.

10.

Each Registered Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Registered Funds were a business development company and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.

No Independent Director of a Registered Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Unregistered Fund.

12.

The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Investment Advisers under their respective investment advisory agreements with Unregistered Funds and the Registered Funds, be shared by the Registered Funds and the Unregistered Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.

Any transaction fee[14] (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the 1940 Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Registered Funds and Unregistered Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Investment Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Investment Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Registered Funds and Unregistered Funds based on the amounts they invest in such Co-Investment Transaction. None of the Unregistered Funds, the Investment Advisers, the other Registered Funds or any affiliated person of the Registered Funds or Unregistered Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Registered Funds and the Unregistered Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Investment Adviser, investment advisory fees paid in accordance with the agreement between the Investment Adviser and the Registered Fund or Unregistered Fund).

14.

If the Holders own in the aggregate more than 25% of the Shares of a Registered Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

15.

Each Registered Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) of the 1940 Act, will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Registered Fund’s compliance with the terms and conditions of this Application and the procedures established to achieve such compliance.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Mark Duggan

AMG Funds LLC

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

[14]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Gregory C. Davis

Nathan D. Somogie

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

B.	Authorizations

Pursuant to Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. As the Chief Executive Officer of AMG Pantheon Master Fund, LLC and AMG Pantheon Subsidiary Fund, LLC, Keitha L. Kinne is authorized to sign and file this document on behalf of AMG Pantheon Master Fund, LLC and AMG Pantheon Subsidiary Fund, LLC.

As Managing Director of Pantheon Ventures (US) LP and as Director of Pantheon Ventures Inc., the sole member of the general partner of the entities listed below, Susan Long McAndrews is authorized to sign and file this document on behalf of Pantheon Ventures (US) LP, Pantheon Asia Fund VI, L.P., Pantheon Emerging Asia Fund VI, L.P., Pantheon Emerging Markets Fund (Ex-Asia), L.P., Pantheon Global Infrastructure Fund II, L.P., Pantheon Global Secondary Fund IV, L.P., Pantheon Global Secondary Fund V, L.P., Pantheon USA Fund VIII, L.P., Pantheon USA Fund IX, L.P., Pantheon USA Small Funds Program IX, L.P., Pantheon Global Co-Investment Opportunities Fund II, L.P., Pantheon Global Co-Investment Opportunities Fund III, L.P., Pantheon Access (US), L.P., Pantheon Access (ERISA), L.P., Pantheon Multi-Strategy Program 2014 (US), L.P., Pantheon Multi-Strategy Program 2014 (ERISA), L.P., BVK Private Equity 2011, L.P., BVK Private Equity 2014, L.P., Industriens Vintage Infrastructure, L.P., Industriens Vintage Infrastructure II, L.P., Pantheon Global Secondary Fund IV OPERS, L.P., Pantheon Global GT Fund, L.P., Pantheon Global HO Fund, L.P., Pantheon Global Secondary Fund IV KSA, L.P., Pantheon Global Real Assets GT Fund, L.P., Pantheon Global Real Assets HO Fund, L.P., Global Infrastructure 2015-K, L.P., Pantheon Global Infrastructure Fund II NPS, L.P., Pantheon Global Infrastructure Fund III NPS, L.P., Psagot-Pantheon 1, L.P., Sacramento County Employees’ Retirement System Secondary Infrastructure and Real Assets Fund, LLC, KFH Strategic Private Investments, L.P., KGT Strategic Private Investments, L.P., Pantheon Real Assets Opportunities Fund, L.P., Pantheon/VA NRP, LP, Pantheon Global Infrastructure EUR Investments Unit Trust, Pantheon Global Infrastructure USD Investments Unit Trust, Pantheon Global Infrastructure Investments Fund (Cayman) LP, PGIF III Co-mingled Fund, L.P., VA – Pantheon Infrastructure II, LP, Pantheon G Infrastructure Opportunities LP, Amalienborg Vintage Infrastructure K/S, Global Infrastructure 2015-K Holdings, L.P., Pantheon Global Co-Investment Opportunities Fund, L.P., Pantheon Global Co-Investment Opportunities Fund II (Sidecar), L.P., Pantheon Global Secondary Holdings, L.P., Pantheon Global Secondary Holdings II, L.P., Pantheon GT Holdings, L.P., Pantheon HO Holdings, L.P., SCERS SIRF (Holdings), LLC, Pantheon Multi-Strategy Primary Program 2014, L.P., Pantheon Multi-Strategy Secondary Program 2014, L.P., Pantheon Multi-Strategy Co-Investment Program 2014, L.P., Pantheon Access Primary Program, L.P., Pantheon Access Secondary Program, L.P., Pantheon Access Co-Investment Program, L.P., Pantheon Strategic Investments A, L.P., Pantheon G Infrastructure Holdings LP, BVK Private Equity 2018, L.P. and Lincoln Brook Opportunities Fund, L.P.

As the Designated Member of Pantheon Ventures (UK) LLP, John Morgan is authorized to sign and file this document on behalf of Pantheon Ventures (UK) LLP, Pantheon Global Infrastructure Fund II (Luxembourg) SCSP, Pantheon Access (Luxembourg) SLP SICAV SIF, Pantheon Multi-Strategy Program 2014 (Luxembourg) SLP SICAV SIF, PGCO IV Co-Mingled Fund SCSP, ASGA Global Infrastructure L.P., CPEG-Pantheon Infrastructure L.P., Solutio Premium Private Equity VI Master SCSP, Solutio Premium Private Equity VII Master SCSP, Solutio Premium Private Debt I SCSP and Pantheon Global Secondary Fund VI SCSP.

IV.	CORPORATE ACTION

The Board has adopted resolutions, attached as Exhibit B, authorizing the Existing Registered Fund and the Wholly-Owned Subsidiary to file the Application with the Commission.

V.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

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AMG PANTHEON MASTER FUND, LLC

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Executive Officer
Date:	September 4, 2019

AMG PANTHEON SUBSIDIARY FUND, LLC

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Executive Officer
Date:	September 4, 2019

PANTHEON VENTURES (US) LP
By: Pantheon (US), LLC, its general partner

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Managing Director
Date:	September 4, 2019

PANTHEON VENTURES (UK) LLP

By:	/s/ John Morgan
Name:	John Morgan
Title:	Designated Member
Date:	September 5, 2019

PANTHEON ASIA FUND VI, L.P.
By: PASIA VI GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON EMERGING ASIA FUND VI, L.P.
By: PEAF VI GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON EMERGING MARKETS FUND (EX-ASIA), L.P.
By: PEMF (Ex-Asia) GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL INFRASTRUCTURE FUND II, L.P.
By: PGIF II GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL SECONDARY FUND IV, L.P.
By: PGSF IV GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL SECONDARY FUND V, L.P.
By: PGSF V GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON USA FUND VIII, L.P.
By: PUSA VIII GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON USA FUND IX, L.P.
By: PUSA IX GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON USA SMALL FUNDS PROGRAM IX, L.P.
By: PUSA SFP IX GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL CO-INVESTMENT OPPORTUNITIES FUND II, L.P.
By: PGCO II GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL CO-INVESTMENT OPPORTUNITIES FUND III, L.P.
By: PGCO III GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON ACCESS (US), L.P.
By: Pantheon Access (US) GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON ACCESS (ERISA), L.P.
By: Pantheon Access (US) GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON MULTI-STRATEGY PROGRAM 2014 (US), L.P.
By: Pantheon Multi-Strategy Program 2014 US GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON MULTI-STRATEGY PROGRAM 2014 (ERISA), L.P.
By: Pantheon Multi-Strategy Program 2014 US GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

BVK PRIVATE EQUITY 2011, L.P.
By: Pantheon BVK 2011 GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

BVK PRIVATE EQUITY 2014, L.P.
By: Pantheon BVK GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

INDUSTRIENS VINTAGE INFRASTRUCTURE, L.P.
By: Pantheon Industriens GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

INDUSTRIENS VINTAGE INFRASTRUCTURE II, L.P.
By: Pantheon Industriens II GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL SECONDARY FUND IV OPERS, L.P.
By: Pantheon OPERS GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL GT FUND, L.P.
By: Pantheon GT GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL HO FUND, L.P.
By: Pantheon HO GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL SECONDARY FUND IV KSA, L.P.
By: Pantheon KSA GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL REAL ASSETS GT FUND, L.P.
By: Pantheon Real Assets GT GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL REAL ASSETS HO FUND, L.P.
By: Pantheon Real Assets HO GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

GLOBAL INFRASTRUCTURE 2015-K, L.P.
By: Pantheon 2015-K GP, Ltd., its general partner

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL INFRASTRUCTURE FUND II NPS, L.P.
By: PGIF II NPS GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL INFRASTRUCTURE FUND III NPS, L.P.
By: PGIF III NPS GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PSAGOT-PANTHEON 1, L.P.
By: Pantheon Psagot Limited, its general partner

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

SACRAMENTO COUNTY EMPLOYEES’ RETIREMENT SYSTEM SECONDARY INFRASTRUCTURE AND REAL ASSETS FUND, LLC
By: Pantheon SCERS SIRF MM, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

KFH STRATEGIC PRIVATE INVESTMENTS, L.P.
By: Pantheon KP KFH Strategic Private Investments GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

KGT STRATEGIC PRIVATE INVESTMENTS, L.P.
By: Pantheon KP KGT Strategic Private Investments GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON REAL ASSETS OPPORTUNITIES FUND, L.P.
By: Pantheon RAO GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON/VA NRP, LP
By: Pantheon VA NRP GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL INFRASTRUCTURE EUR INVESTMENTS UNIT TRUST
By: Pantheon Ventures (US) LP, its investment manager
By: Pantheon (US), LLC, its general partner

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Managing Director
Date:	September 4, 2019

PANTHEON GLOBAL INFRASTRUCTURE USD INVESTMENTS UNIT TRUST
By: Pantheon Ventures (US) LP, its investment manager
By: Pantheon (US), LLC, its general partner

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Managing Director
Date:	September 4, 2019

PANTHEON GLOBAL INFRASTRUCTURE INVESTMENTS FUND (CAYMAN) LP
By: PGInfra GP (Cayman), Ltd., its general partner
By: Pantheon Ventures (US) LP, its attorney in fact
By: Pantheon (US), LLC, its general partner

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Managing Director
Date:	September 4, 2019

PGIF III CO-MINGLED FUND, L.P.
By: PGIF III GP, Ltd., its general partner
By: Pantheon Ventures (US) LP, its attorney in fact
By: Pantheon (US), LLC, its general partner

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Managing Director
Date:	September 4, 2019

VA – PANTHEON INFRASTRUCTURE II, LP
By: Pantheon VA-Infrastructure II GP LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON G INFRASTRUCTURE OPPORTUNITIES LP
By: Pantheon Infrastructure GP Ltd., its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

AMALIENBORG VINTAGE INFRASTRUCTURE K/S
By: Pantheon Industriens GP LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

GLOBAL INFRASTRUCTURE 2015-K HOLDINGS, L.P.
By: Pantheon 2015-K GP, Ltd., its general partner

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL CO-INVESTMENT OPPORTUNITIES FUND, L.P.
By: Pantheon Global Co-Investment Opportunities GP Limited, its general partner

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL CO-INVESTMENT OPPORTUNITIES FUND II (SIDECAR), L.P.
By: Pantheon Global Co-Investment Opportunities GP Limited, its general partner

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL SECONDARY HOLDINGS, L.P.
By: PGSH GP LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL SECONDARY HOLDINGS II, L.P.
By: PGSH II GP LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GT HOLDINGS, L.P.
By: Pantheon GT Holdings GP, its general partner

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON HO HOLDINGS, L.P.
By: Pantheon HO Holdings GP, its general partner

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

SCERS SIRF (HOLDINGS), LLC
By: Pantheon SCERS SIRF MM, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON MULTI-STRATEGY PRIMARY PROGRAM 2014, L.P.
By: Pantheon Multi-Strategy Program 2014 US GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON MULTI-STRATEGY SECONDARY PROGRAM 2014, L.P.
By: Pantheon Multi-Strategy Program 2014 US GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Managing Director
Date:	September 4, 2019

PANTHEON MULTI-STRATEGY CO-INVESTMENT PROGRAM 2014, L.P.
By: Pantheon Multi-Strategy Program 2014 US GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON ACCESS PRIMARY PROGRAM, L.P.
By: Pantheon Access (US) GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON ACCESS SECONDARY PROGRAM, L.P.
By: Pantheon Access (US) GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON ACCESS CO-INVESTMENT PROGRAM, L.P.
By: Pantheon Access (US) GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON STRATEGIC INVESTMENTS A, L.P.
By: PGSF V GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON G INFRASTRUCTURE HOLDINGS LP
By: Pantheon Infrastructure GP Ltd., its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

BVK PRIVATE EQUITY 2018, L.P.
By: Pantheon BVK 2018 GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

LINCOLN BROOK OPPORTUNITIES FUND, L.P.
By: Pantheon Lincoln Brook GP, LLC, its general partner
By: Pantheon Ventures Inc., its sole member

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Director
Date:	September 4, 2019

PANTHEON GLOBAL INFRASTRUCTURE FUND II (LUXEMBOURG) SCSP
By: Pantheon Ventures (UK) LLP

By:	/s/ John Morgan
Name:	John Morgan
Title:	Designated Member
Date:	September 5, 2019

PANTHEON ACCESS (LUXEMBOURG) SLP SICAV SIF
By: Pantheon Ventures (UK) LLP

By:	/s/ John Morgan
Name:	John Morgan
Title:	Designated Member
Date:	September 5, 2019

PANTHEON MULTI-STRATEGY PROGRAM 2014 (LUXEMBOURG) SLP SICAV SIF
By: Pantheon Ventures (UK) LLP

By:	/s/ John Morgan
Name:	John Morgan
Title:	Designated Member
Date:	September 5, 2019

PGCO IV CO-MINGLED FUND SCSP
By: Pantheon Ventures (UK) LLP

By:	/s/ John Morgan
Name:	John Morgan
Title:	Designated Member
Date:	September 5, 2019

ASGA GLOBAL INFRASTRUCTURE L.P.
By: Pantheon Ventures (UK) LLP

By:	/s/ John Morgan
Name:	John Morgan
Title:	Designated Member
Date:	September 5, 2019

CPEG-PANTHEON INFRASTRUCTURE L.P.
By: Pantheon Ventures (UK) LLP

By:	/s/ John Morgan
Name:	John Morgan
Title:	Designated Member
Date:	September 5, 2019

SOLUTIO PREMIUM PRIVATE EQUITY VI MASTER SCSP
By: Pantheon Ventures (UK) LLP

By:	/s/ John Morgan
Name:	John Morgan
Title:	Designated Member
Date:	September 5, 2019

SOLUTIO PREMIUM PRIVATE EQUITY VII MASTER SCSP
By: Pantheon Ventures (UK) LLP

By:	/s/ John Morgan
Name:	John Morgan
Title:	Designated Member
Date:	September 5, 2019

SOLUTIO PREMIUM PRIVATE DEBT I SCSP
By: Pantheon Ventures (UK) LLP

By:	/s/ John Morgan
Name:	John Morgan
Title:	Designated Member
Date:	September 5, 2019

PANTHEON GLOBAL SECONDARY FUND VI SCSP
By: Pantheon Ventures (UK) LLP

By:	/s/ John Morgan
Name:	John Morgan
Title:	Designated Member
Date:	September 5, 2019

List of Attachments and Exhibits

Exhibit A

1.	Verification of AMG Pantheon Master Fund, LLC and AMG Pantheon Subsidiary Fund, LLC

2.

Verification of Pantheon Ventures (US) LP, Pantheon Asia Fund VI, L.P., Pantheon Emerging Asia Fund VI, L.P., Pantheon Emerging Markets Fund (Ex-Asia), L.P., Pantheon Global Infrastructure Fund II, L.P., Pantheon Global Secondary Fund IV, L.P., Pantheon Global Secondary Fund V, L.P., Pantheon USA Fund VIII, L.P., Pantheon USA Fund IX, L.P., Pantheon USA Small Funds Program IX, L.P., Pantheon Global Co-Investment Opportunities Fund II, L.P., Pantheon Global Co-Investment Opportunities Fund III, L.P., Pantheon Access (US), L.P., Pantheon Access (ERISA), L.P., Pantheon Multi-Strategy Program 2014 (US), L.P., Pantheon Multi-Strategy Program 2014 (ERISA), L.P., BVK Private Equity 2011, L.P., BVK Private Equity 2014, L.P., Industriens Vintage Infrastructure, L.P., Industriens Vintage Infrastructure II, L.P., Pantheon Global Secondary Fund IV OPERS, L.P., Pantheon Global GT Fund, L.P., Pantheon Global HO Fund, L.P., Pantheon Global Secondary Fund IV KSA, L.P., Pantheon Global Real Assets GT Fund, L.P., Pantheon Global Real Assets HO Fund, L.P., Global Infrastructure 2015-K, L.P., Pantheon Global Infrastructure Fund II NPS, L.P., Pantheon Global Infrastructure Fund III NPS, L.P., Psagot-Pantheon 1, L.P., Sacramento County Employees’ Retirement System Secondary Infrastructure and Real Assets Fund, LLC, KFH Strategic Private Investments, L.P., KGT Strategic Private Investments, L.P., Pantheon Real Assets Opportunities Fund, L.P., Pantheon/VA NRP, LP, Pantheon Global Infrastructure EUR Investments Unit Trust, Pantheon Global Infrastructure USD Investments Unit Trust, Pantheon Global Infrastructure Investments Fund (Cayman) LP, PGIF III Co-mingled Fund, L.P., VA – Pantheon Infrastructure II, LP, Pantheon G Infrastructure Opportunities LP, Amalienborg Vintage Infrastructure K/S, Global Infrastructure 2015-K Holdings, L.P., Pantheon Global Co-Investment Opportunities Fund, L.P., Pantheon Global Co-Investment Opportunities Fund II (Sidecar), L.P., Pantheon Global Secondary Holdings, L.P., Pantheon Global Secondary Holdings II, L.P., Pantheon GT Holdings, L.P., Pantheon HO Holdings, L.P., SCERS SIRF (Holdings), LLC, Pantheon Multi-Strategy Primary Program 2014, L.P., Pantheon Multi-Strategy Secondary Program 2014, L.P., Pantheon Multi-Strategy Co-Investment Program 2014, L.P., Pantheon Access Primary Program, L.P., Pantheon Access Secondary Program, L.P., Pantheon Access Co-Investment Program, L.P., Pantheon Strategic Investments A, L.P., Pantheon G Infrastructure Holdings LP, BVK Private Equity 2018, L.P. and Lincoln Brook Opportunities Fund, L.P.

3.

Verification of Pantheon Ventures (UK) LLP, Pantheon Global Infrastructure Fund II (Luxembourg) SCSP, Pantheon Access (Luxembourg) SLP SICAV SIF, Pantheon Multi-Strategy Program 2014 (Luxembourg) SLP SICAV SIF, PGCO IV Co-Mingled Fund SCSP, ASGA Global Infrastructure L.P., CPEG-Pantheon Infrastructure L.P., Solutio Premium Private Equity VI Master SCSP, Solutio Premium Private Equity VII Master SCSP, Solutio Premium Private Debt I SCSP and Pantheon Global Secondary Fund VI SCSP

Exhibit B – Resolutions

EXHIBIT A-1

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

AMG PANTHEON MASTER FUND, LLC AND AMG PANTHEON SUBSIDIARY FUND, LLC

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that she has duly executed the attached Application for an order for and on behalf of AMG Pantheon Master Fund, LLC and AMG Pantheon Subsidiary Fund, LLC; that she is the Chief Executive Officer of AMG Pantheon Master Fund, LLC and AMG Pantheon Subsidiary Fund, LLC; and that all actions taken by her and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Executive Officer
Date:	September 4, 2019

EXHIBIT A-2

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

PANTHEON VENTURES (US) LP, PANTHEON ASIA FUND VI, L.P., PANTHEON EMERGING ASIA FUND VI, L.P., PANTHEON EMERGING MARKETS FUND (EX-ASIA), L.P., PANTHEON GLOBAL INFRASTRUCTURE FUND II, L.P., PANTHEON GLOBAL SECONDARY FUND IV, L.P., PANTHEON GLOBAL SECONDARY FUND V, L.P., PANTHEON USA FUND VIII, L.P., PANTHEON USA FUND IX, L.P., PANTHEON USA SMALL FUNDS PROGRAM IX, L.P., PANTHEON GLOBAL CO-INVESTMENT OPPORTUNITIES FUND II, L.P., PANTHEON GLOBAL CO-INVESTMENT OPPORTUNITIES FUND III, L.P., PANTHEON ACCESS (US), L.P., PANTHEON ACCESS (ERISA), L.P., PANTHEON MULTI-STRATEGY PROGRAM 2014 (US), L.P., PANTHEON MULTI-STRATEGY PROGRAM 2014 (ERISA), L.P., BVK PRIVATE EQUITY 2011, L.P., BVK PRIVATE EQUITY 2014, L.P., INDUSTRIENS VINTAGE INFRASTRUCTURE, L.P., INDUSTRIENS VINTAGE INFRASTRUCTURE II, L.P., PANTHEON GLOBAL SECONDARY FUND IV OPERS, L.P., PANTHEON GLOBAL GT FUND, L.P., PANTHEON GLOBAL HO FUND, L.P., PANTHEON GLOBAL SECONDARY FUND IV KSA, L.P., PANTHEON GLOBAL REAL ASSETS GT FUND, L.P., PANTHEON GLOBAL REAL ASSETS HO FUND, L.P., GLOBAL INFRASTRUCTURE 2015-K, L.P., PANTHEON GLOBAL INFRASTRUCTURE FUND II NPS, L.P., PANTHEON GLOBAL INFRASTRUCTURE FUND III NPS, L.P., PSAGOT-PANTHEON 1, L.P., SACRAMENTO COUNTY EMPLOYEES’ RETIREMENT SYSTEM SECONDARY INFRASTRUCTURE AND REAL ASSETS FUND, LLC, KFH STRATEGIC PRIVATE INVESTMENTS, L.P., KGT STRATEGIC PRIVATE INVESTMENTS, L.P., PANTHEON REAL ASSETS OPPORTUNITIES FUND, L.P., PANTHEON/VA NRP, LP, PANTHEON GLOBAL INFRASTRUCTURE EUR INVESTMENTS UNIT TRUST, PANTHEON GLOBAL INFRASTRUCTURE USD INVESTMENTS UNIT TRUST, PANTHEON GLOBAL INFRASTRUCTURE INVESTMENTS FUND (CAYMAN) LP, PGIF III CO-MINGLED FUND, L.P., VA – PANTHEON INFRASTRUCTURE II, LP, PANTHEON G INFRASTRUCTURE OPPORTUNITIES LP, AMALIENBORG VINTAGE INFRASTRUCTURE K/S, GLOBAL INFRASTRUCTURE 2015-K HOLDINGS, L.P., PANTHEON GLOBAL CO-INVESTMENT OPPORTUNITIES FUND, L.P., PANTHEON GLOBAL CO-INVESTMENT OPPORTUNITIES FUND II (SIDECAR), L.P., PANTHEON GLOBAL SECONDARY HOLDINGS, L.P., PANTHEON GLOBAL SECONDARY HOLDINGS II, L.P., PANTHEON GT HOLDINGS, L.P., PANTHEON HO HOLDINGS, L.P., SCERS SIRF (HOLDINGS), LLC, PANTHEON MULTI-STRATEGY PRIMARY PROGRAM 2014, L.P., PANTHEON MULTI-STRATEGY SECONDARY PROGRAM 2014, L.P., PANTHEON MULTI-STRATEGY CO-INVESTMENT PROGRAM 2014, L.P., PANTHEON ACCESS PRIMARY PROGRAM, L.P., PANTHEON ACCESS SECONDARY PROGRAM, L.P., PANTHEON ACCESS CO-INVESTMENT PROGRAM, L.P., PANTHEON STRATEGIC INVESTMENTS A, L.P., PANTHEON G INFRASTRUCTURE HOLDINGS LP, BVK PRIVATE EQUITY 2018, L.P. AND LINCOLN BROOK OPPORTUNITIES FUND, L.P.

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that she has duly executed the attached Application for an order for and on behalf of Pantheon Ventures (US) LP (the “Adviser”), Pantheon Asia Fund VI, L.P., Pantheon Emerging Asia Fund VI, L.P., Pantheon Emerging Markets Fund (Ex-Asia), L.P., Pantheon Global Infrastructure Fund II, L.P., Pantheon Global Secondary Fund IV, L.P., Pantheon Global Secondary Fund V, L.P., Pantheon USA Fund VIII, L.P., Pantheon USA Fund IX, L.P., Pantheon USA Small Funds Program IX, L.P., Pantheon Global Co-Investment Opportunities Fund II, L.P., Pantheon Global Co-Investment Opportunities Fund III, L.P., Pantheon Access (US), L.P., Pantheon Access (ERISA), L.P., Pantheon Multi-Strategy Program 2014 (US), L.P., Pantheon Multi-Strategy Program 2014 (ERISA), L.P., BVK Private Equity 2011, L.P., BVK Private Equity 2014, L.P., Industriens Vintage Infrastructure, L.P., Industriens Vintage

Infrastructure II, L.P., Pantheon Global Secondary Fund IV OPERS, L.P., Pantheon Global GT Fund, L.P., Pantheon Global HO Fund, L.P., Pantheon Global Secondary Fund IV KSA, L.P., Pantheon Global Real Assets GT Fund, L.P., Pantheon Global Real Assets HO Fund, L.P., Global Infrastructure 2015-K, L.P., Pantheon Global Infrastructure Fund II NPS, L.P., Pantheon Global Infrastructure Fund III NPS, L.P., Psagot-Pantheon 1, L.P., Sacramento County Employees’ Retirement System Secondary Infrastructure and Real Assets Fund, LLC, KFH Strategic Private Investments, L.P., KGT Strategic Private Investments, L.P., Pantheon Real Assets Opportunities Fund, L.P., Pantheon/VA NRP, LP, Pantheon Global Infrastructure EUR Investments Unit Trust, Pantheon Global Infrastructure USD Investments Unit Trust, Pantheon Global Infrastructure Investments Fund (Cayman) LP, PGIF III Co-mingled Fund, L.P., VA – Pantheon Infrastructure II, LP, Pantheon G Infrastructure Opportunities LP, Amalienborg Vintage Infrastructure K/S, Global Infrastructure 2015-K Holdings, L.P., Pantheon Global Co-Investment Opportunities Fund, L.P., Pantheon Global Co-Investment Opportunities Fund II (Sidecar), L.P., Pantheon Global Secondary Holdings, L.P., Pantheon Global Secondary Holdings II, L.P., Pantheon GT Holdings, L.P., Pantheon HO Holdings, L.P., SCERS SIRF (Holdings), LLC, Pantheon Multi-Strategy Primary Program 2014, L.P., Pantheon Multi-Strategy Secondary Program 2014, L.P., Pantheon Multi-Strategy Co-Investment Program 2014, L.P., Pantheon Access Primary Program, L.P., Pantheon Access Secondary Program, L.P., Pantheon Access Co-Investment Program, L.P., Pantheon Strategic Investments A, L.P., Pantheon G Infrastructure Holdings LP, BVK Private Equity 2018, L.P. and Lincoln Brook Opportunities Fund, L.P.; that she is the Managing Director of the Adviser and the Director of the sole member of the general partner of the entities listed above other than the Adviser; and that all actions taken by her and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Susan Long McAndrews
Name:	Susan Long McAndrews
Title:	Managing Director and Director
Date:	September 4, 2019

EXHIBIT A-3

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

PANTHEON VENTURES (UK) LLP, PANTHEON GLOBAL INFRASTRUCTURE FUND II (LUXEMBOURG) SCSP, PANTHEON ACCESS (LUXEMBOURG) SLP SICAV SIF, PANTHEON MULTI-STRATEGY PROGRAM 2014 (LUXEMBOURG) SLP SICAV SIF, PGCO IV CO-MINGLED FUND SCSP, ASGA GLOBAL INFRASTRUCTURE L.P., CPEG-PANTHEON INFRASTRUCTURE L.P., SOLUTIO PREMIUM PRIVATE EQUITY VI MASTER SCSP, SOLUTIO PREMIUM PRIVATE EQUITY VII MASTER SCSP, SOLUTIO PREMIUM PRIVATE DEBT I SCSP AND PANTHEON GLOBAL SECONDARY FUND VI SCSP

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Pantheon Ventures (UK) LLP (the “Adviser”), Pantheon Global Infrastructure Fund II (Luxembourg) SCSP, Pantheon Access (Luxembourg) SLP SICAV SIF, Pantheon Multi-Strategy Program 2014 (Luxembourg) SLP SICAV SIF, PGCO IV Co-Mingled Fund SCSP, ASGA Global Infrastructure L.P., CPEG-Pantheon Infrastructure L.P., Solutio Premium Private Equity VI Master SCSP, Solutio Premium Private Equity VII Master SCSP, Solutio Premium Private Debt I SCSP and Pantheon Global Secondary Fund VI SCSP; that he is the Designated Member of the Adviser; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John Morgan
Name:	John Morgan
Title:	Designated Member
Date:	September 5, 2019

Exhibit B – Resolutions

Authorization to File Exemptive Application under Section 17(d) and Rule 17d-1

RESOLVED:	That [AMG Pantheon Master Fund, LLC is] hereby authorized to file with the U.S. Securities and Exchange Commission an application for an order under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, and any amendments thereto, permitting certain joint transactions otherwise prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

RESOLVED:	That AMG Pantheon Subsidiary Fund, LLC is hereby authorized to file with the U.S. Securities and Exchange Commission an amended application for an order under Section 17(d) of the 1940 Act, and Rule 17d-1 under the 1940 Act, and any further amendments thereto, permitting certain joint transactions otherwise prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.